

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2022

Joseph C. Visconti
Chief Executive Officer
Twin Vee PowerCats Co.
3101 S. U.S. Highway 1
Fort Pierce, FL 34982

> **Re: Twin Vee PowerCats Co.**
> **Registration Statement on Form S-4**
> **Filed September 9, 2022**
> **File No. 333-267372**

Dear Mr. Visconti:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed September 9, 2022

The Merger Transaction
Certain U.S. Federal Income Tax Consequences of the Merger, page 96

1. Please provide a tax opinion covering the material federal tax consequences of the transaction to investors and revise your disclosure accordingly. Please refer to Item 601(b)(8) of Regulation S-K and Items 4(a)(6) and 21(a) of Form S-4. For guidance in preparing the opinion and related disclosure, please refer to Section III of Staff Legal Bulletin No. 19.

Security Ownership of Certain Beneficial Owners and Management...
Ownership of Twin Vee Co. Common Stock Following the Merger, page 151

2. We note your disclosure on page 32 that following the merger Joseph Visconti will own 33.9% of the combined company. Please reconcile this with your disclosure on page 151. If true, please revise to prominently disclose that the combined company will be a controlled company, identify the controlling shareholders and the shareholders' total voting power, and include appropriate risk factor disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Patrick Fullem at (202) 551-8337 or Erin Purnell at (202) 551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Leslie Marlow